Exhibit 21

Subsidiaries of Fastenal Company.

Subsidiary name	Doing business as	Year incorporated	Jurisdiction of incorporation
Fastenal Canada Company	Same	1993	Minnesota
Fastenal Company Purchasing	Same	1997	Minnesota
Fastenal Company Leasing	Same	1997	Minnesota
Fastenal IP Company	Same	2005	Minnesota
Fastenal Mexico Services S. de R.L. de C.V.	Same	1999	Monterrey, Mexico
Fastenal Mexico S. de R.L. de C.V.	Same	1999	Monterrey, Mexico
Fastenal Singapore P.T.E. Ltd.	Same	2000	Singapore
Fastenal Asia Pacific, Limited	Same	2003	Hong Kong, China
FASTCO (Shanghai) Trading Co., Ltd.	Same	2003	Shanghai, China
Fastenal Europe, B.V.	Same	2003	Rotterdam, Netherlands
Fastenal Air Fleet, LLC	Same	2006	Minnesota